                                                                    Exhibit 99.1



                                     (LOGO)

           NOTICE OF FIFTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 14, 2003


To Our Shareholders:

     You are cordially invited to attend and NOTICE IS HEREBY GIVEN of the fifteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd (the "Company") to be held in Singapore on Wednesday, May 14, 2003 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 3:00 p.m. (Singapore time) for the following purposes:


                                ROUTINE BUSINESS


1) To adopt the Audited Accounts of the Company for the year ended December 31, 2002, including the reports of the Directors and the Auditors.

2)   To re-elect the following Directors retiring pursuant to:

     (a) Article 94 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:

                              Mr. James A. Norling
                                Mr. Sum Soon Lim
                             Mr. Robert E. La Blanc

     (b) Article 99 of the Company's Articles of Association and who, being eligible, offers himself for re-election:

                               Mr. Chia Song Hwee

3) To re-appoint a Director pursuant to Section 153(6) of the Companies Act, Chapter 50 and for this purpose to consider and, if thought fit, to pass with or without modifications the following resolution:

          That pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr. Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.

4) To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.

5) To approve Directors' fees of $439,500 for the year ended December 31, 2002 ($433,252 for the year ended December 31, 2001).


                                SPECIAL BUSINESS

     To consider and, if thought fit, to pass with or without modifications the following resolutions under proposal 6, each of which will be proposed as Ordinary Resolutions:


ORDINARY RESOLUTIONS

6)(a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50

      That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM") of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.

(b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50

      That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

      (i)   (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

            (bb) create and issue any further Securities ("Further Securities")
                 as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

            (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

      (ii)  allot and issue from time to time:

            (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

            (bb) on the same basis as paragraph (ii)(aa) above, such further
                 New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

            (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

      (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(c) Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company's Share Option Plan 1999 (the "Option Plan")

     That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Option Plan, as amended and restated.

(d) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Company's Employee Share Purchase Plan 2001 (the "Company Purchase Plan")

     That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Company Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Company Purchase Plan.

(e) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan")

     That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP Purchase Plan.


7) To transact any other business as may be properly transacted at an annual general meeting.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     The Board of Directors has fixed the close of business on March 14, 2003 as the date for determining those holders of Ordinary Shares ("Shareholders") who will be entitled to receive copies of this Notice and the accompanying Proxy Statement and the Company's 2002 Annual Report to Shareholders (the "Annual Report"). A Shareholder who is registered with The Central Depository (Pte) Limited as at 48 hours before the time set for the Annual General Meeting on May 14, 2003 shall be entitled to vote in person or by proxy at the Annual General Meeting.

NOTE:

(1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

(3) The Company is subject to the continuing Nasdaq National Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.


                                                           BY ORDER OF THE BOARD

                                                              ANGELA HON KAH SIM
                                                               NANCY TAN SEE SIN
                                                       JOINT COMPANY SECRETARIES

Singapore
April 14, 2003

For the convenience of those Shareholders who wish to attend the AGM and who will not be driving, buses have been arranged to pick up those Shareholders from the City Hall MRT Station and the Marsiling MRT Station on the day of the AGM.

For Shareholders who will be boarding the bus at the City Hall MRT Station, please proceed to the bus stand along North Bridge Road, in front of the St. Andrew's Cathedral. The bus, which will be carrying a sign bearing "Chartered Semiconductor Manufacturing AGM" at the windscreen of the bus, will leave at 2:00 P.M. SHARP. Kindly refer to the location map below.

For Shareholders who will be boarding the bus at the Marsiling MRT Station, please proceed to the bus stand (next to the NTUC supermarket), in front of the Marsiling MRT Station. The bus, which will be carrying a sign bearing "Chartered Semiconductor Manufacturing AGM" at the windscreen of the bus, will leave at 2:30 P.M. SHARP.

The buses will be available to transport Shareholders back to either the City Hall MRT Station or the Marsiling MRT Station after the AGM.

                                     (MAP)

                               PROXY STATEMENT FOR
               FIFTEENTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                           TO BE HELD ON MAY 14, 2003

GENERAL

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Chartered Semiconductor Manufacturing Ltd (the "Company"), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), of proxies to be voted at the Company's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in Singapore on Wednesday, May 14, 2003 at the principal offices of the Company located at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 at 3:00 p.m. (Singapore time), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

     This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Annual General Meeting and the Company's 2002 Annual Report to Shareholders (the "Annual Report") were mailed to Shareholders on or about April 14, 2003.

     In the Proxy Statement and the Notice of Annual General Meeting, references to "S$" shall mean Singapore dollars, the legal currency of Singapore and references to "$" shall mean United States dollars, the legal currency of the United States. The Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars as of December 31, 2002, which was S$1.7429 = $1.00. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.


IMPORTANT DATE; SHARES OUTSTANDING

     The Board has fixed the close of business on March 14, 2003 as the date for determining those holders of ordinary shares, S$0.26 par value per share ("Shareholders") who will be entitled to receive copies of the Notice of Annual General Meeting and this Proxy Statement and the Annual Report. A Shareholder who is registered with The Central Depository (Pte) Limited ("CDP") as at 48 hours before the time set for the Annual General Meeting on May 14, 2003 shall be entitled to vote in person or by proxy at the Annual General Meeting.

     As at February 28, 2003, the Company had 2,497,178,816 ordinary shares, S$0.26 par value per share (the "Ordinary Shares"), issued and outstanding.


REVOCABILITY OF PROXIES

     A proxy given pursuant to this solicitation may be revoked by the Shareholder giving it at any time not less than 48 hours before the time set for the Annual General Meeting by the Shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the Shareholder attending the Annual General Meeting and voting in person.

     To be effective, the instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time set for the Annual General Meeting, or any adjournment thereof. A proxy need not be a Shareholder and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.


VOTING AND SOLICITATION

     A Shareholder is a person whose name appears in the Depository Register of CDP in Singapore or in the Company's Register of Shareholders (Members). A Shareholder whose name appears on the Depository Register of CDP as at 48 hours before the time set for the Annual General Meeting on May 14, 2003 shall be entitled to vote in person or by proxy at the Annual General Meeting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

     Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit. On a show of hands, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 6 will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under proposals 1, 2, 4, 5 and 6 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting (every Shareholder present in person or by proxy having one vote for each Ordinary Share held). On a show of hands, the resolution to be proposed under proposal 3 will be duly passed by the affirmative vote of a majority of not less than 3/4 of Shareholders present in person or by proxy and voting at the Annual General Meeting. On a poll, the resolution to be proposed under proposal 3 will be duly passed by the affirmative vote of a majority of not less than 3/4 of votes cast at the Annual General Meeting (every Shareholder present in person or by proxy having one vote for each Ordinary Share held).

     The entire cost of soliciting proxies will be borne by the Company.


QUORUM

     The required quorum for transaction of business at the Annual General Meeting is two or more Shareholders holding not less than 33 1/3% of the total issued and fully paid Ordinary Shares, present in person or by proxy.


SECURITY OWNERSHIP

SHARE OWNERSHIP FOR DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding the ownership of our Ordinary Shares by our Directors and executive officers, please see "Item 6. Directors, Senior Management and Employees -- Share Ownership for Directors and Senior Management" set forth in the Form 20-F for the fiscal year ended December 31, 2002 as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 13, 2003 (the "Form 20-F as filed with the SEC"). Our Form 20-F as filed with the SEC is available over the Internet at the SEC's website at www.sec.gov.

MAJOR SHAREHOLDERS

     For information regarding our major Shareholders, please see "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders" set forth in the Form 20-F as filed with the SEC.



                              SUMMARY OF PROPOSALS

     Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

(1) Adoption of the Audited Accounts of the Company for the year ended December 31, 2002, including the reports of the Directors and the Auditors;

(2) Re-election of Directors retiring by rotation and a Director nominated by the Board to fill a casual vacancy;

(3)  Re-appointment of a Director pursuant to Section 153(6) of the Companies
     Act;

(4) Re-appointment of independent Auditors and authorization of the Board to fix their remuneration;

(5) Approval of Directors' fees for services rendered during the year ended December 31, 2002; and

(6)  Authorization for the Board to allot and issue shares and securities.



                                 PROPOSAL NO. 1:
                ADOPTION OF THE AUDITED ACCOUNTS OF THE COMPANY,
               INCLUDING THE REPORTS OF THE DIRECTORS AND AUDITORS

     The Company's Annual Report for the fiscal year ended December 31, 2002 accompanies this Proxy Statement. The Annual Report includes the Company's United States dollar financial statements prepared in conformity with United States generally accepted accounting principles ("US GAAP") and the Supplementary Information described hereafter. For the purposes of complying with the Companies Act, the Company has prepared for distribution to Shareholders, supplementary information (the "Supplementary Information") containing financial information required to be presented under the Companies Act but not included in US GAAP financial statements. The financial statements are accompanied by the Auditors' Reports of KPMG, the Company's independent auditors.

     THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE COMPANY'S AUDITED
             ACCOUNTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002,
              INCLUDING THE REPORTS OF THE DIRECTORS AND AUDITORS.


                               PROPOSAL NO. 2(a):
                  RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

     In accordance with Article 94 of the Articles of Association of the Company, a portion of the Directors shall retire at every annual general meeting of the Shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the Board, with the Directors who have been in office longest since their re-election or appointment standing for re-election. Messrs. James A. Norling, Sum Soon Lim and Robert E. La Blanc are retiring by rotation at the Annual General Meeting. They are eligible to stand for re-election and have been nominated by the Board to do so.

     The biographies of Messrs. Norling, Sum and La Blanc follow. For a complete listing of our Board, please see "Item 6. Directors, Senior Management and Employees -- Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6.

Directors, Senior Management and Employees -- Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEES FOR DIRECTOR              AGE     DIRECTOR SINCE          POSITIONS CURRENTLY HELD WITH THE COMPANY
---------------------              ---     --------------          -----------------------------------------
James A. Norling                   61      March 2001              Chairman of the Board
Sum Soon Lim                       59      February 1994           Director
Robert E. La Blanc                 68      May 1998                Director

     JAMES A. NORLING has served on our Board of Directors since March 1, 2001 and as our Chairman of the Board since August 1, 2002. Mr. Norling also served as interim CEO from May 2002 to June 2002. He has 37 years of working experience in the electronics industry. Mr. Norling was with Motorola Inc. from 1965 to 2000 holding various positions, including President of the Semiconductor Products Section in 1986, President of the Europe, Middle East and Africa region in 1993, Deputy to the Chief Executive Officer in 1998 and President of the Personal Communications Sector in 1999 until his retirement. He has previously served as a board member and the Chairman of the Semiconductor Industry Association. Mr. Norling is currently a board member of Harley-Davidson, Inc. Mr. Norling holds a B.Sc and a Masters degree in Electrical Engineering from the University of Illinois.

     SUM SOON LIM has served on our Board of Directors since February 1994. He is currently a corporate advisor to ST and Temasek. Mr. Sum had worked with the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte. Ltd., a private investment holding company. He is also a member of the Securities Industry Council. Mr. Sum currently also sits on the board of various companies, including CapitaLand Ltd., Singapore Health Services Pte. Ltd., Singapore Technologies Telemedia Pte. Ltd. and Vertex Venture Holdings Ltd. He is also a Commissioner in P.T. Indonesian Satellite Corporation. Mr. Sum received his B.Sc (Honors) in Production Engineering from the University of Nottingham, England.

     ROBERT E. LA BLANC has served on our Board of Directors since May 1998 and is the President of Robert E. La Blanc Associates, Inc., an information technologies consulting and investment banking firm. From 1979 to 1981, Mr. La Blanc was Vice Chairman of Continental Telecom, Inc. and from 1969 to 1979, a General Partner of Salomon Brothers Inc. Mr. La Blanc has also held various senior positions within companies in the telecommunications industry including AT&T, Bell Telephone Laboratories and New York Telephone Company. Mr. La Blanc received his B.E.E. from Manhattan College and his MBA from New York University. Mr. La Blanc also is a graduate of the Operating Engineers Program at Bell Telephone Laboratories and the USAF Communications Officers School.

      THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF EACH OF MESSRS.
JAMES A. NORLING, SUM SOON LIM AND ROBERT E. LA BLANC TO THE BOARD OF DIRECTORS.



                               PROPOSAL NO. 2(b):
      RE-ELECTION OF DIRECTOR ELECTED BY THE BOARD TO FILL A CASUAL VACANCY

     Effective June 25, 2002, the Board appointed Mr. Chia Song Hwee as a member of our Board to fill a casual vacancy. In accordance with Article 99 of the Articles of Association of the Company, Mr. Chia's appointment to our Board will expire at the Annual General Meeting. Mr. Chia is eligible to stand for re-election and has been nominated by the Board to do so.

     The biography of Mr. Chia follows. For a complete listing of our Board, please see "Item 6. Directors, Senior Management and Employees -- Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6. Directors, Senior Management and Employees -- Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEE FOR DIRECTOR               AGE     DIRECTOR SINCE          POSITION CURRENTLY HELD WITH THE COMPANY
--------------------               ---     --------------          ----------------------------------------
Chia Song Hwee                     40      June 2002               Director

     CHIA SONG HWEE has served on our Board of Directors and as our President and Chief Executive Officer since June 2002. Prior to his appointment, Mr. Chia had served as our Chief Administrative Officer since September 2000, as our Senior Vice President since February 2000 and as our Chief Financial Officer since December 1997. Mr. Chia was our Director of Finance from April 1996 to December 1997. Since joining our company in 1996, his responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances and legal. From May 1992 through December 1994, Mr. Chia was Regional Financial Controller (Asia and Middle East) for Anadrill Technical Services, Inc. From January 1995 to April 1996, Mr. Chia was Regional Controller (Asia, Australia and Middle East) for Sedco Forex Technical Services, Inc. Mr. Chia received his Bachelor of Business (Accountancy), with distinction, from Edith Cowan University, Australia and is a Certified Practicing Accountant by the Australian Society of CPAs.

     THE BOARD RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF MR. CHIA SONG HWEE
                           TO THE BOARD OF DIRECTORS.



                                 PROPOSAL NO. 3:
  RE-APPOINTMENT OF A DIRECTOR PURSUANT TO SECTION 153(6) OF THE COMPANIES ACT

     Section 153(1) of the Companies Act provides that, subject to sub-section
(6) of Section 153, no person of or over the age of 70 years shall be appointed to act as a director of a public company or of a subsidiary of a public company.
Section 153(6) allows the appointment of such a person by the passing of a resolution (of which no shorter notice than that required to be given to the shareholders of the company of an annual general meeting has been duly given) by a majority of not less than 3/4 of such shareholders of the company as being entitled to do so voting in person or by proxy at a general meeting of the company. A director appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the Company.

     In accordance with Section 153 of the Companies Act, Mr. Charles E. Thompson is offering himself up for re-appointment to the Board.

     The biography of Mr. Thompson follows. For a complete listing of our Board, please see "Item 6. Directors, Senior Management and Employees -- Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC. Also see "Board and Committee Meetings" below and "Item 6. Directors, Senior Management and Employees -- Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a discussion of our Board and Committee meetings and the compensation of our Board members.

NOMINEE FOR DIRECTOR               AGE     DIRECTOR SINCE          POSITION CURRENTLY HELD WITH THE COMPANY
--------------------               ---     --------------          ----------------------------------------
Charles E. Thompson                73      September 1998          Director

     CHARLES E. THOMPSON has served on our Board of Directors since September 1998 and is currently working as a consultant in the information technology/semiconductor technology industry. From 1973 to 1996, Mr. Thompson was World Marketing Senior Vice President at Motorola Inc. Prior thereto, Mr. Thompson was Computer Department Sales Director at General Electric. Mr. Thompson received his Bachelor of Science in Mathematics from the University of Washington.

     Shareholders may wish to note that as Dr. James H. Van Tassel and Mr. Aubrey C. Tobey, who have served on our Board since June 1993 and March 1998 respectively, are over the age of 70 years, their appointment to our Board will expire at the Annual General Meeting in accordance with Section 153 of the Companies Act.

     Dr. Van Tassel and Mr. Tobey have decided not to seek for re-appointment to the Board pursuant to Section 153(6) of the Companies Act.

 THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF MR. CHARLES E. THOMPSON
        TO THE BOARD OF DIRECTORS AND TO HOLD SUCH OFFICE UNTIL THE NEXT
                     ANNUAL GENERAL MEETING OF THE COMPANY.



                                 PROPOSAL NO. 4:
      RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD
                            TO FIX THEIR REMUNERATION

     The firm of KPMG has served as independent auditors for the Company from the incorporation of the Company in 1987 to the fiscal year ended December 31, 2002. The Board intends to re-appoint KPMG as independent auditors to audit the accounts and records of the Company for the fiscal year ending December 31, 2003 and to perform other appropriate services. The Company expects that a representative from KPMG will be present at the Annual General Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

  THE BOARD RECOMMENDS A VOTE "FOR" THE RE-APPOINTMENT OF KPMG AS THE COMPANY'S
     INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003 AND
             AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION.



                                 PROPOSAL NO. 5:
                           APPROVAL OF DIRECTORS' FEES

     In accordance with Article 81 of the Articles of Association of the Company, Shareholders are requested to approve the payment of Directors' fees of $439,500 for services rendered during the fiscal year ended December 31, 2002. The Directors' fees for the fiscal year ended December 31, 2002 represent an increase of $6,248 over the Directors' fees of $433,252 for the fiscal year ended December 31, 2001. The reasons for the increase in Directors' fees in 2002 included the need for Directors to attend four additional Board meetings and the establishment of the Executive Committee of the Board in 2002. The Board held ten meetings during the fiscal year ended December 31, 2002, including four regularly scheduled meetings and six special meetings.

     Please see "Item 6. Directors, Senior Management and Employees -- Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC, for a general discussion of the compensation of our Board members.

  THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF DIRECTORS' FEES OF $439,500
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.



                                 PROPOSAL NO. 6:
       AUTHORIZATION OF THE BOARD TO ALLOT AND ISSUE SHARES AND SECURITIES

     The Company is incorporated in the Republic of Singapore. Pursuant to the Companies Act, Directors may exercise any power of the Company to issue new Ordinary Shares only with the prior approval of the Shareholders of the Company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier.

     Shareholders' approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of the Company to be held in 2004 or, if earlier, the expiration of the period within which the next annual general meeting is required by law to be held.

     The requirement for Shareholders' approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares of the Company or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by the Company, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the Option Plan and pursuant to the exercise of purchase rights under the Company Purchase Plan and the SMP Purchase Plan.

     Shareholders' approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by the Company which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the Option Plan, or upon the exercise of any purchase rights under the Company Purchase Plan and the SMP Purchase Plan.

     The Board believes that it is advisable and in the best interests of the Company and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give the Company greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

     The Nasdaq National Market listing requirements mentioned above generally require that the Company obtain Shareholders' approval prior to, among other things, the issuance of securities in connection with the following:

     i)   where the issuance will result in a change of control of the Company;

     ii) in connection with certain acquisitions of stock or assets of another company, including where the issuance of Ordinary Shares (or securities convertible into or exercisable into Ordinary Shares) will equal or exceed 20% or more of the outstanding Ordinary Shares prior to such issuance; or

     iii) in connection with a transaction (other than a public offering), if the sale or issuance of Ordinary Shares (or securities convertible into or exercisable into Ordinary Shares) is at a price less than the greater of book value and market value, and such issuance equals or exceeds 20% of the outstanding Ordinary Shares prior to such issuance.

     The Shareholders' approval that the Company is seeking under this proposal No. 6 to authorize the Directors to issue new Ordinary Shares and securities does not extend to the issue of securities in connection with the above. Before the Company can issue securities in connection with the above, it generally would be required to re-seek Shareholder approval under the Nasdaq National Market listing requirements.

In summary, under proposal No. 6, Shareholders are requested to authorize the Board to:

a) allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act;

b) create and issue securities and to allot and issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act;

c) offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Option Plan;

d) offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company Purchase Plan; and

e) offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the SMP Purchase Plan.

     THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NO. 6 AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.



                        DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding our Directors and executive officers, please see "Item 6. Directors, Senior Management and Employees -- Directors and Officers of Registrant" set forth in the Form 20-F as filed with the SEC.



                          BOARD AND COMMITTEE MEETINGS

     As of February 28, 2003, the Board of Directors is comprised of 13 Directors and 1 Alternate Director, of which a majority are independent. A portion of our Directors (including our President and Chief Executive Officer) are elected at each annual general meeting of shareholders. The number of Directors retiring and eligible to stand for re-election each year varies, but generally it is equal to one-third of the board, with the Directors who have been in office longest since their re-election or appointment standing for re-election.

     The Board of Directors held ten meetings during the fiscal year ended December 31, 2002, including four regularly scheduled meetings and six special meetings. Overall attendance at Board and Committee meetings was approximately 82% in 2002. In 2003, the Board of Directors has adopted the practice of meeting without management in regular executive sessions. Typically, such meetings will be held immediately after a regularly scheduled Board meeting.

     The Executive Resource and Compensation Committee, or the ERCC, of our Board of Directors oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies which can attract, motivate and retain a pool of talented executives to meet our current and future growth plans. Specifically, the ERCC:

     -    establishes compensation policies for key executives;

     -    approves salary reviews, bonuses and incentives for key executives;

     - approves share incentives, including share options and share ownership for executives;

     - approves key appointments and reviews succession plans for key positions; and

     -    oversees the development of key executives and younger executives.

     The members of the ERCC are Messrs. Seah (chairman), Norling, Borrel, Lim, Thompson, Sum, Tobey, Tay and Ms. Cheo Hock Kuan (co-opted member). The ERCC held 4 meetings during the fiscal year ended December 31, 2002.

     The Audit Committee of our Board of Directors consists of four members, of which a majority may not be officers or employees of our company. The Audit Committee reviews, acts on and reports to the Board of Directors regarding various auditing and accounting matters. In particular, the Audit Committee reviews the financial statements of our company, the scope and results of annual audits (both internal and external), the recommendation of our independent auditors and the response of our company's management to both the internal and external audits. The Audit Committee meets up at least once a year with the external and internal auditors without the presence of management. It also oversees related party transactions, including all material transactions between us and the Singapore Technologies group.

     The members of the Audit Committee are Messrs. Koh (chairman), Sum,
La Blanc and Tobey. The Audit Committee held a total of 8 meetings during the fiscal year ended December 31, 2002. We are in the process of evaluating the impact of the Sarbanes-Oxley Act and the Nasdaq Rules on the Audit Committee and are working towards being in compliance with these when they come into effect.

     The Budget Committee of our Board of Directors is responsible for reviewing our annual budget and our quarterly financial performance in relation to our budget. The members of the Budget Committee are Messrs. Borrel (chairman), Lim, Van Tassel, Sum and Tay. In 2002, the Budget Committee reviewed the capital spending and financial plans for the year 2003, and subsequently approved the same in January 2003. The Budget Committee held a total of 4 meetings during the fiscal year ended December 31, 2002.

     The Executive Committee of our Board of Directors was established in May 2002 with the objective of enabling our Board to delegate some of its powers and functions regarding the governing of the affairs of the Company and its subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board. The members of the Executive Committee are Messrs. Norling (chairman), Seah, Tay and Chia. In 2002, the Executive Committee had reviewed major investments, capital raising proposals and other specific matters assigned by the Board for the Company. The Executive Committee held a total of 6 meetings during the fiscal year ended December 31, 2002.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     For information regarding the compensation of our Directors and executive officers, please see "Item 6. Directors, Senior Management and Employees -- Compensation of Directors and Officers" set forth in the Form 20-F as filed with the SEC.

     Please see "Report of the Executive Resource and Compensation Committee on Executive Compensation" below for a discussion of our employee bonus plans.


ISSUANCE OF SHARE OPTIONS

     For information regarding the issuance of share options by the Company, please see "Item 6. Directors, Senior Management and Employees -- Options to Purchase Securities from Registrant or Subsidiaries - Issuance of Share Options" set forth in the Form 20-F as filed with the SEC.



         REPORT OF THE EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE ON
                             EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

     The Executive Resource and Compensation Committee, or ERCC, of the Board of Directors oversees executive compensation and development in the Company. In carrying out this role, it establishes the overall executive compensation strategies to attract, retain and reward executive officers to grow and position the Company as a top-tier and world-class semiconductor foundry. The ERCC periodically reviews its approach to executive compensation.

     The compensation strategies are built around a multi-faceted approach that includes cash-based and long-term equity-based compensation. The combination of these components in the compensation packages for executive officers is designed to reward each executive officer according to the Company's financial and operational performance, as well as the individual's performance. The Company also has a policy on healthcare and welfare benefits for executive officers that is consistent with what is generally available to executives from the semiconductor industry. The policy is periodically reviewed to maintain its competitiveness.

     The compensation philosophy of the Company is to provide a comprehensive, competitive and attractive total remuneration package for each executive officer that will motivate him to plan, drive and execute the business and operational strategies of the Company to maximize financial returns and shareholder value.

EXECUTIVE COMPENSATION

     The total cash-based compensation for each executive officer is comprised of a base salary and discretionary bonuses in accordance with the Company's quarterly performance bonus plan, annual economic value-added (EVA) bonus plan and executive business plan bonus.

     The ERCC establishes the base salary for each executive based on the Company's expectation of his or her performance and potential and industry benchmarks.

     The quarterly performance bonus plan is open to all employees except our President and Chief Executive Officer and is paid after concluding the previous quarter's performance. The plan is based on performance criteria that reflect execution of key business focus areas, including revenues from existing and new customers, operational and cost improvement and technology development programs, when measured against established targets. Under the plan, a bonus is payable if the financial performance for the quarter exceeded the pre-determined targets and a maximum of 2 months of an individual's base salary may be paid every year, subject to any revision of the limit by the ERCC. The plan also empowers our President and Chief Executive Officer to set aside a bonus pool (subject to an annual limit approved by the ERCC) to reward extraordinary individual performances during the year.

     Implemented in 1999, the EVA bonus is paid annually to all eligible employees for the Company's performance during the previous fiscal year when measured against the absolute EVA results for that year and the EVA change from the previous year. The EVA plan uses these indicators to create the bonus pool for distribution to employees (including executive officers). For the fiscal year ended December 31, 2002, eligible employees received a bonus equal to 0.5 month of their base salary under the EVA bonus plan.

     The executive bonus plan is an incentive plan established to motivate executive officers to strive to meet and exceed the targets set in the Company's annual business plan. Implemented in 1999, the incentive plan rewards executive officers according to the Company's performance and the individual's performance and contributions. Subject to actual performance against the targets, the executive bonus is paid once a year after the close of the last fiscal year.

     The long-term equity compensation plan is administered through the Option Plan. The Option Plan was adopted by Shareholders on March 30, 1999 to offer employees of the Company and its affiliates (who satisfy certain eligibility criteria) an opportunity to acquire a proprietary interest in the success of the Company, or to increase such an interest, by exercising options to purchase the Company's shares. Options granted to executive officers may be exercised over a specified period of time (up to ten years), thereby creating a long-term incentive for the executive officers to manage the Company from the perspective of an owner with an equity stake in the business.

     The ERCC maintains a set of guidelines for the determination of the grant of share options to executive officers. The guidelines take into account the individual's performance, current position and promotion during the performance review period. The relative weight given to each of these factors is left to the discretion of the ERCC and the size of a grant is generally set at a level that is intended to create a meaningful opportunity for share ownership in the Company. The ERCC may grant share options more than once a year.

     To ensure that the executive compensation packages are competitive enough to attract, retain and reward talent, the ERCC keeps itself up to date by referring to data and advice from external compensation consultants, as and when it deems necessary.

     The aggregate compensation paid to directors and executive officers for services rendered to the Company and its subsidiaries for the fiscal year ended December 31, 2002 was approximately $8.2 million.

     The Company also provided its executive officers with customary healthcare and welfare benefits during the year.


EXECUTIVE RESOURCE AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
PARTICIPATION

     The members of the ERCC are Messrs. Seah (chairman), Lim, Norling, Borrel, Sum, Thompson, Tobey, Tay and Ms. Cheo. No officers of the Company served on the ERCC. No interlocking relationships exist between the Company's Board of Directors or ERCC and the board of directors or compensation committee of any other company. No member of the ERCC engaged in any insider transactions with the Company that is required to be disclosed pursuant to the U.S. Securities Exchange Act of 1934.


                            By the Executive Resource and Compensation Committee

                            Peter Seah Lim Huat (Chairman)
                            Lim Ming Seong
                            James A. Norling
                            Andre Borrel
                            Sum Soon Lim
                            Charles E. Thompson
                            Aubrey C. Tobey
                            Tay Siew Choon
                            Cheo Hock Kuan (co-opted member)



                             STOCK PERFORMANCE GRAPH

     The Stock Performance Graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     This graph compares the total shareholder return of the Company's ADSs with the S&P 500 Index and the S&P Semiconductors Index over a period from October 29, 1999 to December 31, 2002. October 29, 1999 was the first day of trading in the Company's ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company's ADSs, the S&P 500 Index and the S&P Semiconductors Index. It also assumes reinvestment of all dividends.

     Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company's ADSs on October 29, 1999, which was $28.38 (after adjusting for the Rights Offering in 2002). The initial public offering price of the Company's ADSs, before the adjustment for the Rights Offering was $20.00 per share (after adjustment $17.1).

     The historical data of our ADS prices has been adjusted to reflect the Company's 8-for-10 rights offering which was completed in October 2002. For more information regarding the rights offering, please see "Item 10. Additional Information - Rights Offering" set forth in the Form 20-F as filed with the SEC.

     The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company's ADSs or Ordinary Shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

                                     (CHART)

------------------------------------------------------------------------------------------------------------------------------------
                  OCT-99   DEC-99   MAR-00   JUN-00   SEP-00   DEC-00  MAR-01  JUN-01  SEP-01  DEC-01  MAR-02  JUN-02  SEP-02 DEC-02
------------------------------------------------------------------------------------------------------------------------------------
CHARTERED
 SEMICONDUCTOR
 ADS               $100     $220     $284     $271     $183     $79     $72     $76     $52     $80     $81     $60     $19     $14
------------------------------------------------------------------------------------------------------------------------------------
S&P (C) 500        $100     $108     $111     $108     $107     $98     $87     $92     $78     $87     $87     $75     $62     $67
------------------------------------------------------------------------------------------------------------------------------------
S&P (C)
 SEMICONDUCTORS
 INDEX             $100     $110     $176     $174     $125     $86     $67     $74     $49     $72     $72     $45     $31     $35
------------------------------------------------------------------------------------------------------------------------------------

COPYRIGHT (C) 2003, STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. ALL RIGHTS RESERVED.


Note: An adjustment factor of 0.8552 has been applied to historical ADS prices prior to September 12, 2002 to reflect the Company's 8-for-10 Rights Offering completed in 2002.



                              CERTAIN TRANSACTIONS

     For a description of related party transactions, please see "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" set forth in the Form 20-F as filed with the SEC.




                                                           BY ORDER OF THE BOARD

                                                              ANGELA HON KAH SIM
                                                               NANCY TAN SEE SIN
                                                       JOINT COMPANY SECRETARIES
Singapore
April 14, 2003

                                    --------------------------------------------
                                    IMPORTANT
                                    1.  For Investors who have used their CPF
                                        moneys to buy shares of Chartered
                                        Semiconductor Manufacturing Ltd, the
                                        Annual Report 2002 is forwarded to them
                                        at the request of their CPF Approved
                                        Nominees and is sent solely FOR
                                        INFORMATION ONLY.
                                    2.  This Proxy Form is not valid for use by
                                        CPF Investors and shall be ineffective
                                        for all intents and purposes if used or
                                        purported to be used by them.
                                    3.  CPF Investors who wish to vote should
                                        contact their CPF Approved Nominees.
                                    --------------------------------------------


                  PROXY FORM - FIFTEENTH ANNUAL GENERAL MEETING

I/We,____________________________________(Name),of _____________________________

__________________________________________________________________ (Address)
being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD (the "Company") hereby appoint

--------------------------------------------------------------------------------
                                            NRIC/Passport       Proportion of
Name                Address                   Number            Shareholding(%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
and/or (delete as appropriate)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Fifteenth Annual General Meeting ("Fifteenth AGM") of the Company to be held at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 on May 14, 2003 at 3:00 p.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Fifteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Fifteenth AGM).


------------------------------------------------------------------------------------------------------------------------------
NO.    ROUTINE BUSINESS - ORDINARY RESOLUTIONS                                                         FOR        AGAINST
------------------------------------------------------------------------------------------------------------------------------
1)   To adopt the Audited Accounts of the Company for the year ended December
     31, 2002, including the reports of the Directors and the Auditors.
------------------------------------------------------------------------------------------------------------------------------
2(a) (i)   To re-elect Mr. James A. Norling as a Director of the Company pursuant to
           Article 94 of the Company's Articles of Association.
------------------------------------------------------------------------------------------------------------------------------
     (ii)  To re-elect Mr. Sum Soon Lim as a Director of the Company pursuant to
           Article 94 of the Company's Articles of Association.
------------------------------------------------------------------------------------------------------------------------------
     (iii) To re-elect Mr. Robert E. La Blanc as a Director of the Company pursuant to
           Article 94 of the Company's Articles of Association.
------------------------------------------------------------------------------------------------------------------------------
2(b) To re-elect Mr. Chia Song Hwee as a Director of the Company pursuant to
     Article 99 of the Company's Articles of Association.
------------------------------------------------------------------------------------------------------------------------------
3)   To re-appoint Mr. Charles E. Thompson as a Director of the Company to hold office until the next Annual General Meeting pursuant to Section 153(6) of the Companies Act, Chapter 50.
------------------------------------------------------------------------------------------------------------------------------
4)   To re-appoint KPMG as the Company's Auditors and to authorize the Directors to fix their remuneration.
------------------------------------------------------------------------------------------------------------------------------
5)   To approve Directors' fees of US$439,500 for the year ended December 31,
     2002.
------------------------------------------------------------------------------------------------------------------------------
NO.  SPECIAL BUSINESS - ORDINARY RESOLUTIONS
------------------------------------------------------------------------------------------------------------------------------
6(a) To authorize the Directors to allot and issue shares in the capital of the
     Company pursuant to Section 161 of the Companies Act, Chapter 50.
------------------------------------------------------------------------------------------------------------------------------
6(b) To authorize the Directors to create and issue securities and to allot and issue shares in connection therewith in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
NO.  SPECIAL BUSINESS - ORDINARY RESOLUTIONS                                                           FOR        AGAINST
------------------------------------------------------------------------------------------------------------------------------
6(c) To authorize the Directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the
     Company's Share Option Plan 1999.
------------------------------------------------------------------------------------------------------------------------------
6(d) To authorize the Directors to offer and grant rights and to allot and issue additional shares in the capital of the Company pursuant to the Company's
     Employee Share Purchase Plan 2001.
------------------------------------------------------------------------------------------------------------------------------
6(e) To authorize the Directors to offer and grant rights and to allot and issue additional shares in the capital of the Company pursuant to the Share
     Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd.
------------------------------------------------------------------------------------------------------------------------------

                                                     ---------------------------
Dated this ___ day of ___________ 2003.              TOTAL NUMBER OF SHARES HELD
                                                     ---------------------------

                                                     ---------------------------

----------------------------------
Signature(s) of Shareholder(s)/Common Seal


IMPORTANT

Please read Notes below.


NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 not less than 48 hours before the time appointed for the Fifteenth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Fifteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.


GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Fifteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.